===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 4
                    Under the Securities Exchange Act of 1934


                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)

  COMMON STOCK (PAR VALUE $.01 PER SHARE)                 913377107
      (Title of class of securities)                   (CUSIP number)


                            CAPITAL Z PARTNERS, LTD.
                              UNION SQUARE GP, LLC
                        230 PARK AVENUE SOUTH, 11TH FLOOR
                               NEW YORK, NY 10003
                           ATTENTION: MR. CRAIG FISHER
                             TEL NO. (212) 965-0800
   (Name, address and telephone number of person authorized to receive notices and communications)


                                   MAY 7, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Financial Services Fund II, L.P.

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         13,896,417
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    13,896,417
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 13,896,417
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         23.4%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------



* The responses on this page give effect to the pending sale by Capital Z
Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund
II, L.P., pursuant to the CapZ SPA referred to herein, of an aggregate 6,250,000 shares of Common Stock, which sale is expected to be consummated within 10 business days of the date set forth on the cover page hereof.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:       Capital Z Financial Services Private Fund II, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                             73,819
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                        73,819
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                     73,819
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          0.1%
              [__%]

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------



      * The responses on this page give effect to the pending sale by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P., pursuant to the CapZ SPA referred to herein, of an aggregate 6,250,000 shares of Common Stock, which sale is expected to be consummated within 10 business days of the date set forth on the cover page hereof.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         13,970,236
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    13,970,236
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 13,970,236
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         23.5%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------



      * The responses on this page give effect to the pending sale by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P., pursuant to the CapZ SPA referred to herein, of an aggregate 6,250,000 shares of Common Stock, which sale is expected to be consummated within 10 business days of the date set forth on the cover page hereof.

      ** This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, Ltd.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         13,970,236
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    13,970,236
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 13,970,236
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         23.5%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO

------------------------------------------------------------------------------------------------


* The responses on this page give effect to the pending sale by Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P., pursuant to the CapZ SPA referred to herein, of an aggregate 6,250,000 shares of Common Stock, which sale is expected to be consummated within 10 business days of the date set forth on the cover page hereof.

** This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Management, LLC

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                             81,333
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                        81,333
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                     81,333
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          0.1%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         OO

------------------------------------------------------------------------------------------------



*** Includes shares issuable upon exercise of vested stock options.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Universal Partners, L.P.

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          2,900,000
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     2,900,000
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  2,900,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          4.8%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         PN

------------------------------------------------------------------------------------------------



**** Includes (a) shares of Common Stock to be purchased by Union Square Universal Partners, L.P. from Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P. at the closing under the CapZ SPA referred to herein and (b) shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock to be issued to Union Square Universal Partners, L.P. at the closing under the First Stage SPA referred to herein, which closings are both expected to occur within 10 business days of the date set forth on the cover page hereof.

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Universal GP, LLC

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          2,900,000
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     2,900,000
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  2,900,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          4.8%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         OO

------------------------------------------------------------------------------------------------



**** Includes (a) shares of Common Stock to be purchased by Union Square Universal Partners, L.P. from Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P. at the closing under the CapZ SPA referred to herein and (b) shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock to be issued to Union Square Universal Partners, L.P. at the closing under the First Stage SPA referred to herein, which closings are both expected to occur within 10 business days of the date set forth on the cover page hereof.

                            AMENDMENT TO SCHEDULE 13D

      This Amendment No. 4 to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D, dated August 10, 1999 (the "Original 13D"), as amended by Amendment No. 1 dated July 18, 2001, Amendment No. 2 dated June 23, 2005, as amended July 12, 2005, and Amendment No. 3 dated October 24, 2006 (as so amended, the "Schedule 13D"), relating to the common stock of Universal American Financial Corp.

ITEM 1.     SECURITY AND ISSUER

      The title and class of equity security to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). The address of the Company's principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is filed by Capital Z Financial Services Fund II, L.P. ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), Capital Z Partners, L.P. ("Cap Z L.P."), Capital Z Partners, Ltd. ("Cap Z Ltd."), Capital Z Management, LLC ("Cap Z Management"), Union Square Universal Partners, L.P. ("Union Square"), and Union Square Universal GP, LLC ("Union Square GP"). Each of the foregoing entities is sometimes referred to herein as a "Reporting Person" and they are sometimes referred to herein collectively as the "Reporting Persons."

      Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

      Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

      Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

      Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II.

      Union Square is a Delaware limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses.

      Union Square GP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of Union Square.

      The principal business address of each of the Reporting Persons is 230 Park Avenue South, 11th Floor, New York, New York 10003.

      The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

      Name                  Principal Occupation or Employment
      ----                  ----------------------------------
      Robert A. Spass       Chairman of the Board of Directors
      Bradley E. Cooper     Senior Vice President and Director
      Roland V. Bernardon   Chief Financial Officer and Treasurer
      Craig Fisher          General Counsel

Each of the above-listed individuals also serves as a director and/or executive officer of Cap Z Management and Union Square GP, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.'s and Union Square GP's offices, 230 Park Avenue South, 11th Floor, New York, New York 10003.

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See Item 3 of the Original 13D and Item 4 below.

      The shares of Preferred Stock reported in clause (1) of Item 4 below as to be acquired by Union Square from the Company will be acquired primarily with Union Square's investment capital for an aggregate purchase price of approximately $17,550,000.

      The shares of Common Stock reported in clause (2) of Item 4 below as to be acquired by Union Square from Cap Z Fund II and Cap Z Private Fund II will be acquired primarily with Union Square's investment capital for an aggregate purchase price of approximately $41,660,000.

      The shares of Preferred Stock reported in clause (5) of Item 4 below as to be acquired by Union Square from the Company will be acquired primarily with Union Square's investment capital for an aggregate purchase price of approximately $65,790,000.

ITEM 4.     PURPOSE OF TRANSACTION

      On March 5, 2007, the Special Committee of the Board of Directors of the Company announced that it had rejected a proposal (the "Proposal") from Cap Z Ltd., Lee Equity Partners, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Perry Capital, LLC and Mr. Richard Barasch to acquire the Company for $18.15 per share in cash. The Proposal has been withdrawn.

      On May 7, 2007, the following transactions were entered into:

      (1) The Company entered into a Securities Purchase Agreement (the "First Stage SPA") with Union Square, Lee-Universal Holdings, LLC ("Lee"), Welsh, Carson, Anderson & Stowe X, L.P. ("WCAS") and certain affiliates of Perry Corp. ("Perry"), pursuant to which the Company agreed to issue and sell to such investors, and such investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Series A Preferred Stock of the Company and shares of Series B Preferred Stock of the Company, at a purchase price of $2,000 per share of Preferred Stock. Under the First Stage SPA, Union Square subscribed to purchase from the Company 605 shares of Series A Preferred Stock and 8,170 shares of Series B Preferred Stock.

            Series A Preferred Stock is a non-voting security and is not convertible into shares of Common Stock while owned by Union Square, Lee, WCAS or Perry (the "Initial Holders") or an affiliate of an Initial Holder; however,
(A) upon transfer of a share of Series A Preferred Stock to a holder other than an Initial Holder or affiliate of an Initial Holder, such share of Series A Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments), and (B) following receipt of certain approvals, and subject to various conditions, an Initial Holder of Series A Preferred Stock will be entitled to exchange such shares of Series A Preferred Stock for a corresponding number of shares of Series B Preferred Stock.

            Each share of Series B Preferred Stock will be convertible (at the option of the holder thereof or, subject to certain conditions, at the option of the Company) into 100 shares of Common Stock (subject to customary anti-dilution adjustments) and entitle the holder to a number of votes (on all matters on which holders of Common Stock may vote) equal to the number of shares of Common Stock into which such share of Preferred Stock is convertible.

            A copy of the First Stage SPA is set forth in Exhibit 7.2 hereto. A copy of the form of Certificate of Amendment to the Certificate of Incorporation of the Company to establish the rights, preferences and powers of the Series A Preferred Stock is set forth in Exhibit 7.3 hereto. A copy of the form of Certificate of Amendment to the Certificate of Incorporation of the Company to establish the rights, preferences and powers of the Series B Preferred Stock is set forth in Exhibit 7.4 hereto.

      (2) Cap Z Fund II and Cap Z Private Fund II entered into a Share Purchase Agreement (the "CapZ SPA") with Union Square, Lee and WCAS, pursuant to which Cap Z Fund II and Cap Z Private Fund II agreed to sell to such investors, and such investors (severally and not jointly) agreed to purchase from Cap Z

Fund II and Cap Z Private Fund II, an aggregate of 6,250,000 shares of Common Stock at a purchase price of $20 per share, conditioned upon the concurrent closing of the purchase and sale of shares of Preferred Stock pursuant to the First Stage SPA. Under the CapZ SPA, Union Square subscribed to purchase 2,083,000 shares of Common Stock from Cap Z Fund II and Cap Z Private Fund II.

      (3) The Company entered into a Registration Rights Agreement with certain of the Reporting Persons and certain other persons. A copy of this Registration Rights Agreement is set forth in Exhibit 7.5 hereto.

      (4) The Company entered into an Agreement and Plan of Merger and Reorganization with MHRx LLC, MemberHealth, Inc. ("MemberHealth") and the other parties thereto (the "Merger Agreement"), relating to a proposed acquisition of MemberHealth by the Company.

            In connection with the Merger Agreement, certain of the Reporting Persons entered into a Voting Agreement with MHRx LLC and MemberHealth, pursuant to which such Reporting Persons agreed, among other things, to vote their shares in the Company in favor of the Company share issuances and Company charter amendment contemplated by the Merger Agreement and the Second Stage SPA referred to below. A copy of this Voting Agreement is set forth in Exhibit 7.6 hereto.

      (5) The Company entered into a Securities Purchase Agreement (the "Second Stage SPA") with Union Square, Lee, Perry and WCAS, pursuant to which the Company agreed to issue and sell to such investors, and such investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Series B Preferred Stock (which shares may, at the request of any such investor, be instead issued to such investor in the form of Series A Preferred Stock) for a purchase price of $2,000 per share of Preferred Stock, upon the terms and subject to the conditions set forth in the Second Stage SPA. The obligations of the investors to consummate the purchase under the Second Stage SPA is subject to the concurrent closing of the MemberHealth acquisition pursuant to the Merger Agreement, receipt of certain Company shareholder approvals, receipt of regulatory approvals, and other customary conditions. Under the Second Stage SPA, Union Square subscribed to purchase from the Company 32,895 shares of Preferred Stock. A copy of the Second Stage SPA is set forth in Exhibit 7.7 hereto.

      (6) Pursuant to the Second Stage SPA, a Stockholders Agreement (the "New Stockholders Agreement"), the form of which is substantially as set forth in
Exhibit 7.8 hereto, will be entered into by and among the Company, certain of the Reporting Persons, Lee, Perry, WCAS, Mr. Richard Barasch and certain other stockholders of the Company in connection with the closing under the Second Stage SPA (the "Closing"). Pursuant to the New Stockholders Agreement, among other things, from and after the Closing, (i) the Board of Directors of the Company will consist of thirteen directors, comprised as follows: (a) two directors designated by Capital Z and Union Square, (b) two directors designated by WCAS, (c) one director designated by Lee, (d) one director designated by Perry, (e) the Chief Executive Officer of the Company, and (f) six additional directors who shall each satisfy the criteria for "independent director" under applicable NASDAQ rules; and (ii) the stockholders party to the New Stockholders Agreement will agree to (A) vote all their shares in favor of election to the Company's Board of Directors of such individuals as the parties to the New Stockholders Agreement are entitled to designate from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of independent directors of the Company, and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company.

      (7) Union Square agreed with the Company that Union Square would not transfer any shares acquired under the First Stage SPA, the CapZ SPA or the Second Stage SPA, in each case, for a period of one year from the date of the applicable acquisition, subject to limited exceptions.

      The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

      Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company's capitalization or dividend policy, or (C) other changes to the Company's business or structure.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference.

            Giving effect to the sales and purchases of Common Stock pursuant to the CapZ SPA and the purchase by Union Square of the shares of Series B Preferred Stock issuable to Union Square at the closing under the First Stage SPA, the aggregate number of shares of Common Stock that the Reporting Persons, in the aggregate, beneficially own is 16,870,236 shares of Common Stock, which constitutes approximately 28% of the Company's outstanding shares of Common Stock. The foregoing percentage is calculated based on a total of 60,259,873 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (59,442,873) outstanding as of May 7, 2007 (as represented by the Company in the First Stage SPA and the Second Stage SPA) and (B) assumes the conversion into Common Stock of all shares of Series B Preferred Stock issuable to Union Square at the closing under the First Stage SPA, which results in an additional 817,000 shares of Common Stock. The calculation of such percentage does not consider (v) any shares of Series B Preferred Stock issuable to any investor other than Union Square at the closing under the First Stage SPA (or any shares of Common Stock issuable upon conversion thereof), (w) any shares of Common Stock that may become issuable to non-affiliated transferees upon transfer by any Initial Holder of the shares of Series A Preferred Stock that are issuable at the closing under the First Stage SPA, (x) any shares of Common Stock underlying the shares of Preferred Stock issuable at the closing under the Second Stage SPA (which issuance is subject to various conditions precedent),
(y) any shares of Common Stock that may become issuable upon conversion of shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock (which exchange is subject to various conditions) or (z) any shares of Common Stock issuable to equity holders of MemberHealth pursuant to the Merger Agreement.

            In light of the withdrawal of the Proposal, any "group" (within the meaning of Rule 13d-5(b) under the Exchange Act) that may have been deemed to have been formed by reason of the Proposal has been terminated. However, as a result of the matters described in Item 4 hereof, the Reporting Persons may be deemed to constitute a "group" (within the meaning of Rule 13d-5(b) under the Exchange Act) with Perry, WCAS and Lee, and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 5,820,500 shares of Common Stock that Perry has advised the Reporting Persons that Perry and/or its affiliates beneficially own, (ii) an aggregate 2,815,900 shares of Common Stock that WCAS has advised the Reporting Persons that WCAS and/or its affiliates beneficially own, and (iii) an aggregate 2,486,800 shares of Common Stock that Lee has advised the Reporting Persons that Lee and/or its affiliates beneficially own. Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, 45.6% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by Perry, WCAS and Lee and their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary. The foregoing percentage is calculated based on a total of 61,395,573 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (59,442,873) outstanding as of May 7, 2007 (as represented by the Company in the First Stage SPA and the Second Stage SPA) and (B) assumes the conversion into Common Stock of all shares of Series B Preferred Stock issuable at the closing under the First Stage SPA, which results in an additional 1,952,700 shares of Common Stock. The calculation of such percentage does not consider (w) any shares of Common Stock that may become issuable to non-affiliated transferees upon transfer by any Initial Holder of the shares of Series A Preferred Stock that are issuable at the closing under the First Stage SPA, (x) any shares of Common Stock underlying the shares of Preferred Stock issuable at the closing under the Second Stage SPA (which issuance is subject to various conditions precedent), (y) any shares of Common Stock that may become issuable upon conversion of shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock (which exchange is subject to various conditions) or (z) any shares of Common Stock issuable to equity holders of MemberHealth pursuant to the Merger Agreement.

      (c) The transactions disclosed in Item 4 hereof are incorporated herein by reference.

      (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The responses to Item 4 hereof, and the agreements and other documents attached as Exhibits hereto, are incorporated herein by reference.

      In addition, the Shareholders' Agreement dated as of July 30, 1999, previously filed with and described in the Original 13D, is incorporated herein by reference. As contemplated by such Shareholders Agreement, three designees of Cap Z (Messrs. Robert Spass, Bradley Cooper and Eric Leathers, who are principals, directors and/or officers of one or more of the Reporting Persons) are currently members of the board of directors of the Company. The Company's Proxy Statement for its 2007 Annual Meeting of Stockholders filed with the SEC on April 30, 2007 (the "2007 Proxy Statement") reflects that, as of April 16, 2007, these three individuals owned, in the aggregate, less than 1% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be beneficially owned by such individuals. Further description of such Shareholders Agreement and relationships between one or more of the Reporting Persons and the Company may be found in the 2007 Proxy Statement under the caption "Certain Relationships and Related Transactions--Relationship with Capital Z." It is intended that such Shareholders' Agreement will be replaced with the New Stockholders Agreement referred to in Item 4 hereof upon consummation of the transactions contemplated by the Second Stage SPA.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

-------------------------------------------------------------------------------
Exhibit No.  Description
-------------------------------------------------------------------------------
7.1          Joint Filing Agreement

-------------------------------------------------------------------------------
7.2          ("First Stage SPA"):  Securities Purchase Agreement, dated May
             7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners,
             L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

-------------------------------------------------------------------------------
7.3 Form of Certificate of Amendment to Certificate of Incorporation of Universal American Financial Corp., relating to the Series A Preferred Stock

-------------------------------------------------------------------------------
7.4 Form of Certificate of Amendment to Certificate of Incorporation of Universal American Financial Corp., relating to the Series B Preferred Stock

-------------------------------------------------------------------------------
7.5          Registration Rights Agreement, dated May 7, 2007, among
             Universal American Financial Corp. and the other parties named on the signature pages thereto

-------------------------------------------------------------------------------
7.6 Voting Agreement, dated as of May 7, 2007, among MHRx LLC, MemberHealth, Inc. and the shareholders of Universal American Financial Corp. party thereto

-------------------------------------------------------------------------------
7.7          ("Second Stage SPA"):  Securities Purchase Agreement, dated May
             7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners,
             L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

-------------------------------------------------------------------------------
7.8          Form of Stockholders Agreement of Universal American Financial
             Corp.

-------------------------------------------------------------------------------

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      May 10, 2007

                  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                  By:     Capital Z Partners, L.P., its
                          General Partner
                  By:     Capital Z Partners, Ltd., its
                          General Partner
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel


                  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                  By:     Capital Z Partners, L.P., its
                          General Partner
                  By:     Capital Z Partners, Ltd., its
                          General Partner
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel


                  CAPITAL Z PARTNERS, L.P.
                  By:     Capital Z Partners, Ltd., its
                          General Partner
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel

                  CAPITAL Z PARTNERS, LTD.
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel

                  CAPITAL Z MANAGEMENT, LLC
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel

                  UNION SQUARE UNIVERSAL PARTNERS, L.P.
                  By: UNION SQUARE UNIVERSAL GP, LLC, its General Partner
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel

                  UNION SQUARE UNIVERSAL GP, LLC
                  By:     /s/ Craig Fisher
                          -------------------------------------
                          Name:  Craig Fisher
                          Title: General Counsel